SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN

REGISTERED INVESTMENT COMPANIES

Dated: June 3, 2016

I.	General Identifying Information

1.	Reason fund is applying to deregister:

0 Merger
0 Liquidation
☒ Abandonment of Registration

  (Note: Abandonments of Registration answer only questions 1 through 15,24 and 25 of this form and complete verification at the end of the form.)

0 Election of status as a Business Development Company

  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Private Advisors Alternative Strategies Fund (“Applicant”)

3.	Securities and Exchange Commission File No.: 811-22647

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial 0 Application Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

51 Madison Avenue
New York, NY 10010

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

William J. Bielefeld
Dechert LLP
1900 K Street
Washington, DC 20006
Telephone: (202) 261-3386

or

Y. Rachel Kuo, Esq.
New York Life Insurance Company
30 Hudson Street
Jersey City, NJ 07302
Telephone: (201) 685-6232

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

New York Life Insurance Company
51 Madison Avenue
New York, New York 10010

State Street Bank & Trust Company
1 Lincoln Street
Boston, MA 02111-2900

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2for the periods specified in those rules.

8.	Classification of fund (check only one):

☒ Management company;
0 Unit investment trust; or
0 Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

0Open- end ☒Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser:
New York Life Investment Management LLC
51 Madison Avenue
New York, New York 10010

Subadviser:
Private Advisors, LLC
901 East Byrd Street, Suite 1400
Richmond, Virginia 23219

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

NYLIFE Distributors LLC
30 Hudson Street
Jersey City, NJ 07302

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es): N/A
(b) Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

0Yes ☒No

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒Yes 0No

If Yes, state the date on which the board vote took place: November 2, 2015

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

0 Yes ☒No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Approval from the shareholders concerning the Abandonment of Registration is not required under the Fund’s Declaration of Trust.

II.	Distribution to Shareholders

	16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

0Yes 0No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

0Yes 0No

(c)	Were the distributions made pro rata based on share ownership?

0Yes 0No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

0Yes 0No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

0Yes 0No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

0Yes 0No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

	19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

0Yes 0No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

	20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

0Yes 0No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

0Yes 0No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

0Yes 0No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

	22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

i.	Legal expenses:
ii.	Accounting expenses:
iii.	Other expenses (list and identify separately):
Registration:
Custody:
Printing:
Edgar:
Mailing:
Total:
iv.	Total expenses (sum of lines (i)-(iii) above):

(b)	How were those expenses allocated?

(c)	Who paid the expenses?

(d)	How did the fund pay for unamortized expenses (if any)?

	23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

0Yes 0No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

	24.	Is the fund a party to any litigation or administrative proceeding?

0Yes ☒No

If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☒Yes 0No

If Yes, describe the nature and extent of those activities: The Fund will continue to operate in reliance on section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940. The Fund is solely owned by one beneficial owner and does not presently propose to make a public offering of its securities. The Fund has notified its beneficial owner that certain legal protections afforded to shareholders under the 1940 Act will no longer apply.

VI.	Mergers Only:

26.	(a)	State the name of the fund surviving the Merger:

	(b)	State the Investment Company Act file number of the fund surviving the Merger:

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Private Advisors Alternative Strategies Fund (ii) he or she is the President of Private Advisors Alternative Strategies Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/s/ Stephen P. Fisher

President